Wall Street EWM Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 28, 2011

VIA EDGAR TRANSMISSION

Ms. Linda B. Stirling, Esquire
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Wall Street EWM Funds Trust (the “Trust”)
File Nos. 333-173481 and 811-22548

Dear Ms. Stirling:

REQUEST FOR ACCELERATION.  On behalf of the Trust, we hereby request acceleration of Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) filed on June 28, 2011 on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), so the Registration Statement on Form N-1A would be declared effective on June 30, 2011, or as soon as practicable thereafter.  Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Trust’s principal underwriter, requesting that effectiveness of the Amendment be accelerated to June 30, 2011, or as soon as practicable thereafter.

In addition, in connection with this request for acceleration, the Trust hereby acknowledges that:

1.           The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.           Should the Commission or the Staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

3.           The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

4.           The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

Wall Street EWM Funds Trust

/s/ Robert P. Morse
Robert P. Morse,
President and Chairperson

Enclosure